SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 8, 2009 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated September 8, 2009, the Company reported its financial statements for the twelve-month period ended on June 30, 2009 and June 30, 2008 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2009 and 2008

	In thousands of Ps.
	06/30/09	06/30/08
1. Period Results

Ordinary	158,635	54,875
Extraordinary	—	—
Period Profit	158,635	54,875

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares	—	—
Total Subscribed Capital	578,676	578,676
Capital integral adjustment	274,387	274,387
Premium on Shares	793,123	793,123
Technical Revaluations	—	—
Legal Reserve	32,374	29,361
Transitory conversion difference	12,849	—
Reserve for new projects	193,486	193,486
Retained Earnings	210,767	54,875

Total Net Worth	2,095,662	1,924,178

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 578,676,460; its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 321,998,882, which represent 55.64% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of June 30, 2009, other share holders held 256,677,578 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represents 44.36% of the issued and outstanding capital stock.

As of June 30, 2009, there are no options or convertible notes outstanding to acquire our shares.

Among the activies developed during the fiscal year, the following may be highlighted:

•

Net income for fiscal 2009 increased to Ps. 158.6 million from the Ps. 54.9 million net income posted a year earlier, reflecting the incidence of the Company’s operating income which rose by 16%, from Ps. 254.8 million in fiscal 2008 to Ps. 295.7 million in fiscal 2009. Other factors influencing the Company’s final results have been the positive impact of the investment in Banco Hipotecario S.A. and the results arising from the acquisition of Alto Palermo notes during the fiscal year.

•

Regarding the performance of the various segments in terms of net sales, Sales and Developments rose by 42% to Ps. 280 million, Offices and Others rose by 45% to Ps. 148 million, Shopping Centers rose by 15% to Ps. 397 million, Hotels rose by 7% to Ps. 159 million and Consumer Finance fell by 19% to Ps. 236 million.

•

Thus, total Revenues increased by 13%, up from Ps. 1,084.2 million in FY2008 to Ps. 1,220.6 million in FY2009. Operating income rose by 16%, reflecting a growth rate higher than that shown by revenues. With the consumer finance segment excluded from the analysis, our revenues grew by 24% whereas operating income grew by 55% mainly due to the variations in operating income in the sales and developments segments, the offices segment (45%) and the shopping centers segment (18%).

•

The Shopping Centers segment continues to perform well despite the downturn in the economy. The sales posted by our shopping centers’ tenants (excluding the Dot Baires shopping center recently added to the portfolio) rose by 11%. Occupancy continues to be high: at the end of the fiscal year it stood at 98.5%.

•

Last May we opened our eleventh shopping center after a two-year construction process: Dot Baires Shopping, a major undertaking in the City of Buenos Aires’ Saavedra neighborhood, is one of the Company’s most important projects as well as one of the most significant developments in the industry in Argentina in recent years. This property is already fully occupied.

•

Office Rental segment: This segment posted a 45% increase compared to revenues for the previous period. In the course of the fiscal year we executed title deeds for the sale of more than 19,000 square meters of gross leasable area in non-strategic office properties at attractive prices that reflect the strength of our portfolio, to which we have added the office building located at Puerto Madero’s Dock IV: almost 90% of this building has already been leased.

•	Sales and Developments segment: the results of this segment in this period have been favorably affected by the sales of office properties mentioned in the preceding paragraph.

•

Consumer Finance segment: The impact of the financial crisis became apparent particularly in the losses incurred in this segment as a result of a drop in consumption, a rise in systemic delinquency levels and an increase in the cost of funding. However, there was an improvement in the operating results for the second half of the fiscal year when compared to the first thanks to the capitalization made by Alto Palermo combined with a relative stabilization in local financial markets, a reduction in bad loan charges and a decrease in operating expenses.

•

At the end of the fiscal year, IRSA and Alto Palermo had acquired, on a consolidated basis, Alto Palermo Series I notes due 2017 for US$ 44.6 million in nominal value and Alto Palermo Series II notes due 2012 for US$ 19.9 million in nominal value. These acquisitions improved the consolidated indebtedness ratios. Additionally, in the course of this fiscal year, IRSA increased its direct and indirect ownership interests in Banco Hipotecario S.A. to 21.34%. As already noted, the impact of these decisions has been highly favorable in determining our results for this fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2009.